UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at May 29, 2007

Commission File Number: 000-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

425 Carrall St., Suite 590, Vancouver, British Columbia V6B 6E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1
Supplemental note entitled “Item 18 – Reconciliation with United States Generally Accepted Accounting Principles” in respect of the registrant’s unaudited interim consolidated financial statements as at December 31, 2006 and for the three-month periods ended December 31, 2006 and 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PhotoChannel Networks Inc.
(Registrant)

Date: May 29, 2007	By:	/s/ Robert Chisholm

Robert Chisholm
	Title:	Chief Financial Officer